[redacted]

10029528

*AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NO. |
|---|
| 8-43735 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 01/01/09 **AND ENDING** 12/31/09

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER**

BURKE TRADING LIMITED PARTNERSHIP

| Office Use Only |
|---|
| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:** (Do not use P.O. Box No.)

1121 EAST MAIN STREET, SUITE 230
(No. and Street)

| ST. CHARLES | ILLINOIS | 60174 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

JACQUELINE SLOAN — 312-431-0014
(Area-Code-Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**IDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

| 13844 SOUTH MAPLE AVENUE | ORLAND PARK | ILLINOIS | 60462-1628 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail
Mail Processing
Section
MAR 02 2010
Washington, DC
106

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/6

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

To the Partners
Burke Trading Limited Partnership
St Charles, Illinois

I have audited the accompanying statement of financial condition of Burke Trading Limited Partnership as of December 31, 2009. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burke Trading Limited Partnership as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

February 22, 2010

BURKE TRADING LIMITED PARTNERSHIP
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash In Bank | | $ 4,411 |
| Securities Owned, at Fair Value | | 7,993,528 |
| Options Owned, at Fair Value | | 527,223 |
| Dividends Receivable | | 8,438 |
| Total Current Assets | | $ 8,533,600 |
| **OTHER ASSET** | | |
| Investment - Stock | $15,000 | |
| Total Other Asset | | 15,000 |
| TOTAL ASSETS | | $ 8,548,600 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts Payable | | $ 40,000 |
| Dividends Payable | | 180 |
| Securities Sold, Not Yet Purchased, at Fair Value | | 2,218,122 |
| Futures Sold, at Fair Value | | 22,950 |
| Due To Broker | | 456,363 |
| Total Current Liabilities | | $ 2,737,615 |
| **PARTNERS' CAPITAL** | | |
| Partners' Beginning Capital | $ 3,429,078 | |
| Partners' Net Withdrawals | ( 61,000) | |
| Net Income for the Year | 2,442,907 | |
| Total Partners' Capital | | 5,810,985 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | | $ 8,548,600 |

The accompanying notes to the financial statements
are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Burke Trading Limited Partnership (the Company) is a limited partnership, which was formed on May 2, 1991 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as an off the floor trader of securities.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair value.

### Income Taxes

The Company's income flows to its partners' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

## NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the asset or

## NOTE 3 - FAIR VALUE MEASUREMENT - CONTINUED

transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or for liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

| | Level 1 | |
|---|---|---|
| | Assets | Liabilities |
| Stocks | $7,993,528 | $2,218,122 |
| Options | 527,223 | - |
| Futures | - | 22,950 |
| | $8,520,751 | $2,241,072 |

At December 31, 2009, the Company did not have any level 2 or level 3 inputs.

## NOTE 4- CLEARING AGREEMENT

The Company has a Joint Back Office (JBO) Agreement with JP Morgan Clearing Corporation (JPM). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer requirements of Regulation T. As part of this agreement, the Company has invested $15,000 in 10 shares of the preferred shares of JPM. The Company's interest in JPM is reflected as an Other

## NOTE 4- CLEARING AGREEMENT - CONTINUED

Asset on its Statement of Financial Condition. Under the rules of the Chicago Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with JPM, exclusive of its preferred interest investment.

## NOTE 5- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company traded only exchange-traded derivatives, principally futures and certain options, based on quoted market prices during the year ended December 31, 2009. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

## NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

## NOTE 7- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; therefore no adjustments were necessary.

## NOTE 9- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital and net capital requirements of $3,245,252 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1.23%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

# BURKE TRADING LIMITED PARTNERSHIP
(A Limited Partnership)

## STATEMENT OF FINANCIAL CONDITION
## AND INDEPENDENT AUDITOR'S REPORT
## PURSUANT TO RULE 17a-5 (d)
## DECEMBER 31, 2009